METALLA ANNOUNCES 2020 THIRD QUARTER RESULTS

(All dollar amounts are in Canadian dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
April 9, 2020

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the third quarter ended February 29, 2020. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the quarter ended February 29, 2020, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

"During these unparalleled times, we are monitoring our partners' operations closely" commented Brett Heath, President and CEO of Metalla. "With the majority of our royalties on projects in development being advanced by counterparties with strong balance sheets, we believe Metalla is well-positioned with a NAV heavy portfolio and strategy that allows for growth in volatile capital markets. In this unbelievably challenging period, we hope everyone stays healthy and safe."

FINANCIAL HIGHLIGHTS

During the three months ended February 29, 2020, the Company:

  acquired a 2.0% NSR royalty on future gold production from a portion of the La Fortuna deposit (the "Cantarito Claim") and prospective exploration grounds forming part of the NuevaUnión project located in the Huasco Province in the Atacama region of Chile ("NuevaUnión"). NuevaUnión is jointly owned by Newmont Corporation ("Newmont") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world;
  completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) and the listing of its common shares on the NYSE American;

  recognized revenue on 59,143 (2019 - 76,775) attributable silver ounces ("oz.") at an average realized price of US$17.40 (2019 - US$15.23) and average cash cost of US$6.39 (2019 - US$6.23) per oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$11.01 (2019 - US$9.00) per attributable silver oz. from the Endeavor silver stream, New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests of $1,264,175 (2019 - $1,442,006), net loss of $2,081,951 (2019 - $446,105), and adjusted EBITDA of negative $68,387 (2019 - positive $490,168) (see non-IFRS Financial Measures); and
  recorded fiscal year-to-date cash flow used in operating activities, before net change in non-cash working capital items, of $284,165 (2019 - $2,178,358 provided) along with its financing activities, resulted in working capital of $6,674,988 (May 31, 2019 - $862,799).

UPDATES ON ROYALTIES AND STREAMS

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations.

Santa Gertrudis

In Q4 of calendar year 2019, Agnico Eagle Mines Limited ("Agnico") announced the discovery of a new high-grade deposit called Espiritu Santo, 500 metres southeast of Amelia, including high-grade shallow mineralization with intersections such as 5.9 grams per tonne ("g/t") gold and 159 g/t silver over 6.5 metres and 6.8 g/t gold and 42 g/t silver over 3 metres.

Agnico also released an updated resource estimate at Santa Gertrudis with its first indicated resource of 104,000 ounces (5.1 million tonnes at 0.64 g/t gold) and an inferred resource of 1.2 million ounces (22.1 million tonnes at 1.64 g/t gold). The resource estimate does not encompass its Q4 drilling that extended mineralization along strike, depth and the new discovery at Espiritu Santo.

Agnico's largest drill program in Mexico was at Santa Gertrudis in 2019, drilling a total of 42,778 metres. Drilling completed throughout the 44,145-hectare property was greater than the original budget of 29,000 metres due to the discovery of the Amelia deposit. Drilling at Amelia deposit totaled 19,352 metres at the end of 2019 and resulted in an increase in the strike length to a total of 900 metres; the deposit remains open along strike and at depth. Through the success of drilling in 2019, Agnico declared an initial inferred resource estimate of 521,000 ounces of gold at Amelia. Agnico is planning a 25,000-metre drill program in 2020 to test the new discovery at Espiritu Santo and expand the current mineral resources. Geological mapping and surface sampling continue to find additional target areas for drilling on the property. Notable highlights from Agnico's news release dated February 13, 2020 include 13.4 g/t gold over 3.8 metres and 9.6 g/t gold over 6 metres on the property.

Agnico's disclosure on its website states that it believes the Santa Gertrudis project has the potential to be a similar size operation to La India and is currently evaluating plans to incorporate a heap leach operation for the low-grade ore and a mill for the high-grade underground ore.

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

El Realito

Agnico announced ongoing drilling success at its El Realito project located adjacent to its operating La India Mine in Sonora, Mexico. The success has resulted in a new probable reserve estimate of 106,000 ounces of gold and 485,000 ounces of silver (4.7 million tonnes at 0.71 g/t gold and 3.24 g/t silver). El Realito currently has measured and indicated resources in addition to the aforementioned reserve of 37,000 ounces of gold and 228,000 ounces of silver (1.9 million tonnes at 0.31 g/t gold and 3.74 g/t silver) and an inferred resource of 4,000 ounces of gold and 24,000 ounces of silver (0.3 million tonnes at 0.47 g/t gold and 2.64 g/t silver).

Agnico has budgeted US$3.3 million for 17,000 metres of drilling at La India for 2020.

Metalla holds a 2.0% NSR on the El Realito property.

Following the Government of Mexico's decree that all non-essential business suspend operations until April 30, 2020, Agnico announced on April 2, 2020 that it is ramping down activities at its La India mining operation and suspending exploration activities in Mexico during this period. This could delay development on the properties underlying the Santa Gertrudis and El Realito royalty assets held by the Company.

NuevaUnión

Shortly after announcing our acquisition of a gold royalty on NuevaUnión by press release on February 18, 2020, Newmont and Teck, who jointly operate the project, filed an environmental impact statement for the project with the Chilean authorities. The filing involves a planned expenditure of US$152 million for drilling and other work intended to form the basis for development of a mining plan.

Metalla holds a 2.0% gold NSR on a portion of the La Fortuna project.

COSE & Joaquin

Metalla received its first royalty payment on COSE and Joaquin for production in the fourth quarter of 2019. The payment was related to mainly development ore shipped to the Manantial Espejo plant.

Pan American Silver Corporation ("Pan American") disclosed by news release on January 15, 2020 that pre-production underground development at both COSE and Joaquin mines progressed during 2019, along with the purchase of the necessary mining equipment and the completion of the infrastructure facilities. Pan American stated that both mines will enter the production phase in early 2020 with ore being processed at the Manantial Espejo mill.

Pan American later reported by news release on March 23, 2020, operations at Pan American's COSE and Joaquin mines in Argentina have been temporarily suspended in order to comply with a mandatory national quarantine and on April 1, 2020 confirmed that temporary suspension was extended until April 13, 2020 and could be subject to further extension. On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. Although mining production is now permitted again, the impact of these suspensions on mining production levels and resulting cash flow to Metalla is difficult to predict. COSE and Joaquin were both expected to be ramping up production in the first half of 2020. While we expect near-term cash flow on Metalla's royalties on these assets to be lighter than previously anticipated, we believe the Company's balance sheet is more than adequate to sustain any extended suspension at the COSE and Joaquin mines.

Metalla holds a NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

Fifteen Mile Stream

St Barbara Limited ("St Barbara") disclosed in their news release on January 22, 2020, they continue to have exploration success at Fifteen Mile Stream as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend.

At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres.

At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1 metre.

At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may be extended into a new zone call 149 extension intercepting 1.31 g/t over 22 metres.

St Barbara plans on releasing an updated project timeline in June 2020.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

Wasamac

Monarques Gold Corporation ("Monarques") has begun the permitting process for the Wasamac project in Rouyn-Noranda Quebec. The expectation is a permitting timeline of 2 years, the project was selected as a pilot project by the Government of Quebec for permitting process support.

Metalla holds a 1.5% NSR on the Wasamac project.

Beaufor

Monarques has outlined their intentions to re-start underground operations at the Beaufor mine in Val-d'Or, Quebec within 12-18 months. Concurrently, Monarques will begin a drilling program to focus expanding resource blocks with a focus on high-grade zones.

Metalla holds a 1.0% NSR on the Beaufor mine.

San Luis

SSR Mining Inc. ("SSR") have declared they plan to initiate a detailed mapping program in 2020 at the San Luis project located in Peru. The mapping program will focus on the land near the mineral resources on the project to potentially expand the mineral resource on the project.

Metalla holds a 1% NSR on the San Luis project.

Goodfish-Kirana

Warrior Gold Inc. ("Warrior") advises that it continues to intersect high-grade gold at the "A" Zone, Goodfish-Kirana property in Kirkland Lake, Ontario. Mineralization in the main zone has been extended by 100 m to the east and 50 metres to the west for a total strike length of 300 m and vertical depth of 225 metres. Notable intercepts in the drill program include 11.52 g/t gold over 3 metres and 11.25 g/t gold over 1.5 metres in the newly discovered south footwall of "A" zone which appears to be a subparallel zone to the main zone 50 metres to the south.

Metalla holds a 1% NSR Royalty on the "A" Zone Goodfish-Kirana property.

Lourdes

On March 10, 2020, Pucara Resources Corporation ("Pucara") outlined their intentions to merge with Magnitude Mining Ltd. Concurrently, Pucara will raise gross proceeds of $3.5 million upon listing on the TSX-V. Proceeds of the raise will be used on exploration activities on the Lourdes property in Ayacucho, Peru. Field work has outlined four potential targets on the property associated with Au-Cu-Mo anomalies, a two-phase drill program testing nine drill targets has been recommended.

Metalla holds a 1% NSR on the Lourdes property.

Endeavor Mine Silver Stream

The operator of the Endeavor Mine in Cobar, Australia, CBH Resources Limited ("CBH") is currently running a formal sale process on the Endeavor Mine. The focus at Endeavor is the new discovery of the Deep Zinc Lode at depth and potential open pit scenario that was originally outlined in a historic study completed in 2007. The Endeavor Mine will remain on care and maintenance until the sale is completed.

Metalla has the right to buy 100% of the silver production up to 20 million ounces from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at NGLM located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion.

For 2020, Shanta has disclosed guidance of 80-85 thousand Au oz. and a 65% increase in its exploration budget to US$5 million over 2019.

Metalla holds a 15% interest in a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the nine months ended February 29, 2020 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business, statements regarding the temporary duration of the COVID-19 pandemic. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.